Exhibit 99.1
                                                                    ------------

                        Premier International Foods Logo

                    First quarter results to 31st March 2002.

London 15th May: Premier International Foods today announces 1st quarter results for continuing operations of sales of (pound)211.5m and EBITDA of (pound)18.3m, an increase in EBITDA of 20.4% over the (pound)15.2m recorded in the comparable period last year on broadly flat sales.


Trading Review

During the quarter we continued to see the benefits of the restructuring and repositioning programmes that were largely concluded in 2001.

The quarter also reflects the benefit of the full integration of SonA and Lift which were acquired in April 2001 and September 2001, respectively, though we will not begin to realise the full benefits of the Nelsons acquisition, which was completed in October 2001, until the second quarter, when the Aintree factory is closed.

We had a good performance in our chocolate beverages and whiteners business as a result of a full quarter's effect of the price rises introduced last year. Our tea business also had a good first quarter, especially compared to last year, when our business recorded a 1st quarter loss as we finally came out of our deep discount promotion policy. We are consolidating this position by focussing on driving branded sales, across the business, with revitalised marketing campaigns, including TV advertising, which will impact in the 2nd and 3rd quarters of this year. Our potato businesses had an excellent quarter with volumes some 12% ahead of the same period last year, giving EBITDA 14% ahead of the same period last year, though the slight weakening in potato prices means that turnover for the quarter is flat at nearly (pound)42.0m.

Acquisitions

We have recently announced that we have entered into an agreement with Nestle to acquire their UK and Republic of Ireland ambient food businesses. These businesses encompass a number of leading food brands including Crosse & Blackwell, Branston Pickle, Sarson's vinegar, Waistline salad dressing, Gale's honey, Sun Pat peanut butter and Rowntree's jelly. We expect to complete this acquisition during the second quarter of 2002. These businesses will be integrated into our existing operations over the coming months, and together with further investment behind our existing brands will lead to an increase in our overall branded sales.

Robert Schofield, Premier's Chief Executive, said

"I am pleased to report very good 1st quarter results. All sectors of the business have reported good progress, though we continue to see competitive pressure in our UK preserves and canning businesses. We are therefore in the process of eliminating unprofitable contracts to improve the results from these businesses. Excluding acquisitions, turnover was slightly behind last year, reflecting the effect of contracts already eliminated in the first quarter.

"The acquisition of the Nestle ambient food businesses is an exciting opportunity for us, and our confidence in our ability to smoothly assimilate these businesses is founded on the stable platform we have created over the last few years. We will be fully reviewing these businesses over the coming months to ensure we extract maximum benefit from the integration, and as many of the businesses are complementary to our existing operations we would expect to realise significant synergies.

"We set ourselves targets for 2002 to grow the business through brand extension and new product launches, together with appropriate and complementary acquisitions. I am pleased that we are well on target for achieving all these objectives, and we look forward to a good performance for the full year."





As presented herein, EBITDA represents, for UK GAAP presentation purposes, operating profit before both operating and non-operating exceptional items and depreciation and amortization of intangible assets and pension prepayments. EBITDA is not a measurement of operating performance calculated in accordance with US GAAP or UK GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by US GAAP or UK GAAP, or as a measure of profitability or liquidity.


THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE RISK FACTORS IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F AND OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

 Enquiries:
----------
Robert Schofield
Chief Executive
+44-(0)-1223-202511


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

Premier International Foods plc
Summarised Group Cash Flow


                                                Three months to 31st March
                                                  2002             2001

                                                (pound)m         (pound)m

Operating profit                                     13.1             11.2
Depreciation & amortisation charge                    5.1              3.8
                                             -------------    -------------
EBITDA                                               18.2             15.0

Capital expenditure                                  (2.8)            (3.6)

Movement in working capital                         (12.3)             3.8

Total interest paid                                 (13.3)           (13.4)
                                             -------------    -------------

Operating cash flow before exceptionals             (10.2)             1.8
                                             -------------    -------------

Sale of Horizon Biscuits/Wines & Spirits              0.0            102.0
Cash flows related to restructuring                  (1.0)            (3.0)
Other flows                                          (0.4)            (1.2)
                                             -------------    -------------
Net Flow                                            (11.6)            99.6

Opening gross borrowings
1st January                                        (371.1)          (489.9)

Revaluation of $200m bond                            (3.0)            (6.9)
                                             -------------    -------------

Closing Gross borrowings 31st March                (385.7)          (397.2)
                                             =============    =============


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

Premier International Foods plc
Group Net Assets


                                                   31st March     31st December
                                                      2002            2001

                                                    (pound)m        (pound)m

Fixed Assets
      Intangible assets                                   17.2            17.4
      Tangible assets                                    118.2           120.0
      Investments                                          0.1             0.2
                                                  -------------   -------------
                                                         135.5           137.6
Current Assets
      Stocks                                             100.6           105.6
      Debtors
           Within 1 Year                                 132.9           137.1
           Greater than 1 Year                            11.2            11.7
      Cash at bank                                        19.2            27.3
                                                  -------------   -------------
                                                         263.9           281.7
Current Liabilities
      Bank loan and overdrafts                            12.0            10.1
      Trade creditors                                    126.4           139.0
      Provision for corporate tax                          6.9             6.8
      Other current liabilities                           30.4            43.2
                                                  -------------   -------------
                                                         175.7           199.1


                                                  -------------   -------------
Net current assets                                        88.2            82.6

                                                  -------------   -------------
Total assets less current liabilities                    223.7           220.2


Other non current liabilities
      Borrowings                                         381.4           375.7
      Other creditors                                     11.4             4.7
                                                  -------------   -------------
                                                         392.8           380.4

                                                  -------------   -------------

Net Assets                                              (169.1)         (160.2)
                                                  =============   =============



Analysis of Net Borrowings
      Cash                                                19.2            27.3
      Bank loan and overdrafts                           (16.1)          (14.2)
      Long term debt                                    (388.8)         (384.2)
                                                  -------------   -------------
Gross Borrowings                                        (385.7)         (371.1)
      Unamortised debt issue costs                        11.5            12.6
                                                  -------------   -------------

Net Borrowings                                          (374.2)         (358.5)
                                                  =============   =============


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

Premier International Foods plc
Group Profit & Loss Account


                                               Three months to 31st March
                                                  2002             2001

                                                (pound)m         (pound)m
Analysis of Operating Profit
   Continuing Operations                              13.2             11.5
   Discontinued Operations                            (0.1)            (0.3)
                                              -------------    -------------
                                                      13.1             11.2
                                              -------------    -------------
Depreciation & Amortisation
   Continuing Operations                               5.1              3.7
   Discontinued Operations                             0.0              0.1
                                              -------------    -------------
                                                       5.1              3.8
                                              -------------    -------------
EBITDA
   Continuing Operations                              18.3             15.2
   Discontinued Operations                            (0.1)            (0.2)
                                              -------------    -------------
                                                      18.2             15.0
                                              -------------    -------------


Analysis of net sales

  Canned foods, pickles & sauces                      85.5             85.8
  Beverages                                           44.0             46.6
  Preserves                                           40.1             37.7
                                              -------------    -------------
Grocery Products                                     169.6            170.1
  Potatoes                                            41.9             41.8
                                              -------------    -------------
Continuing operations                                211.5            211.9

  Discontinued operations                              0.2              2.2
                                              -------------    -------------

  Total                                              211.7            214.1
                                              =============    =============


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

Premier International Foods plc
Group Profit & Loss Account


                                                Three months to 31st March
                                                   2002            2001

                                                 (pound)m        (pound)m

Net sales:
   Continuing Operations                              211.5           211.9
   Discontinued Operations                              0.2             2.2
                                               -------------   -------------
                                                      211.7           214.1
                                               -------------   -------------

Cost of sales
   Continuing Operations                              164.6           164.0
   Discontinued Operations                              0.2             1.9
                                               -------------   -------------
                                                      164.8           165.9
                                               -------------   -------------

Gross profit
   Continuing Operations                               46.9            47.9
   Discontinued Operations                              0.0             0.3
                                               -------------   -------------
                                                       46.9            48.2
                                               -------------   -------------
Selling & Distribution
   Continuing Operations                               25.6            28.4
   Discontinued Operations                              0.0             0.2
                                               -------------   -------------
                                                       25.6            28.6
                                               -------------   -------------
Administration
   Continuing Operations                                8.1             8.0
   Discontinued Operations                              0.1             0.4
                                               -------------   -------------
                                                        8.2             8.4
                                               -------------   -------------

Operating profit before exceptional items
   Continuing Operations                               13.2            11.5
   Discontinued Operations
                                               -------------   -------------
                                                       13.1            11.2
                                               -------------   -------------

Operating exceptional items                            (1.0)            0.0
Non operating exceptional items                         0.0           (18.0)

                                               -------------   -------------
Profit pre-interest                                    12.1            (6.8)

Net interest payable                                   (9.3)          (11.0)
Revaluation of US dollar bond                          (3.0)           (6.8)
Amortisation of debt issue costs                       (1.1)           (1.3)
                                               -------------   -------------
Total interest payable/(receivable)                   (13.4)          (19.1)
                                               -------------   -------------

Profit pre-tax                                         (1.3)          (25.9)

Total taxation (expense)/benefit                       (0.2)            1.8
                                               -------------   -------------

Profit after tax                                       (1.5)          (24.1)
                                               =============   =============


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